UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Explanatory note
     On October 29, 2009, Deutsche Bank AG submitted a Report on Form 6-K to the Securities and Exchange Commission containing its results for the quarter ended September 30, 2009. Such Report on Form 6-K included, as Exhibit 99.2 thereto, a capitalization table of Deutsche Bank AG as of September 30, 2009, footnote 2 of which stated “€ 4,109 million (3%) of our debt was secured as of September 30, 2009”. Such footnote should have read, and is hereby amended to read, “€ 5,619 million (3%) of our debt was secured as of September 30, 2009”.
     This Report on Form 6-K contains as Exhibit 99.2 an amended version of the capitalization table reflecting this change. This Report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
Exhibit 99.2: Capitalization table of Deutsche Bank AG as of September 30, 2009.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2009 on pages 7 through 18 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2009	Deutsche Bank Aktiengesellschaft
	By:	/s/ Hubert-Peter Bauer
	Name:	Hubert-Peter Bauer
	Title:	Managing Director

	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director and Senior Counsel